                                                                  Exhibit T3E-18

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                        CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996




                                TABLE OF CONTENTS





                                                              Page
                                                              ----


Letter to Stockholders and Bondholders                        1 - 4

Attachment to letter to Stockholders and Bondholders            5

Independent Auditors' Report                                    6

Consolidated Financial Statements and Related
   Notes to the Consolidated Financial Statements             7 - 21

Management's Discussion and Analysis of Financial
   Condition and Results of Operations                       22 - 27

                                 March 31, 1999



TO ALL STOCKHOLDERS AND BONDHOLDERS:

         Enclosed are the audited financial statements of San Jacinto Holdings, Inc. and its operating subsidiary, (the "Company"), Safeguard Business Systems, Inc. ("Safeguard") for the fiscal year ended December 31, 1998. Operating earnings (EBITDA) totaled $12.9 million in 1998 compared to $11.4 million on a comparable basis for 1997, excluding the income generated from U.K. operations as well as the payroll and data services sales for both years. Long term debt levels at year end December 31, 1998 were $7.4 million lower as compared to year end 1997. Operating earnings have improved notwithstanding the absence of any sales growth within Safeguard's distribution channel. It was for this reason that the Company embarked on a program to expand its distribution channel through a network expansion program. Also, due to the change in the dynamics currently shaping the Office Forms and Products market, there was sufficient evidence to indicate that such a program could be successful. For additional information please review the Management's Discussion and Analysis following the audited financial statements and footnotes.



OVERVIEW

         During 1998 several critical elements to the Company's long-term strategic direction were completed or implemented. At the end of the first quarter of 1998 Safeguard's payroll operations were sold and the proceeds from that sale were utilized to allow the Company to strengthen its capital position. Additionally, the Company embarked upon a system wide focus on customer service in an effort to strengthen its ties to the small business marketplace. This focus has been continued into 1999 and will remain a critical element of Safeguard's strategic direction for the future.

         Additionally, during the second half of 1998, Safeguard embarked on a growth strategy to expand its channel of distribution through the addition of new distributors and new bases of business integrated into Safeguard distributorships. The Company has expanded its infrastructure to accommodate this new business, and has spent considerable time and effort communicating this approach and the benefits to be derived for its channel.

SALES

         Net sales for 1998 were $168.4 million, down 3.8%, or $6.6 million from the comparable period in 1997, excluding U.K. sales of $18.3 million. This sales decline reflects the decline in One-Write and computer form sales of 10%, although sales of laser products continue to grow by 24%. Additionally, sales from sourced products were $26.6 million, up slightly from the $26.2 million recorded in 1997. The Company has placed a greater emphasis with its distribution channel on manufactured products, due to the impact that such sales have on absorbing overhead built into the financial structure of the Company. Clearly though, the distribution channel as it exists today is not providing the growth in sales necessary to provide additional financial strength to the Company. It is this problem which prompted the Company to redirect its focus to adding new sales, either through distributor aided acquisitions of new business, or through the addition of forms broker/dealers as new distributors.


RESULTS OF OPERATIONS

         Annual sales were $168.4 million, or 12.9% below sales of $193.3 million for the annual period in 1997, which includes sales from the U.K. subsidiary of $18.3 million for 1997. Since the sale of the U.K. subsidiary was not considered as a discontinued operation, these sales amounts are shown in the Company's audited financials for the previous year. Sales in One-Write continue to decline at a 9.9% rate as well as short-run continuous forms, which are declining at a 10.1% rate against 1997 amounts. Laser sales continue to increase at a 24.1% rate over last years period, and at a pace greater than industry averages. Sourced products have essentially remained flat from period to period. During 1998, the Company reduced prices on its computer forms products to remain competitive with the marketplace. The Company did announce a price increase on its One-Write products at the end of 1998, and implemented an approximate 6% increase beginning in 1999.

         Selling expenses have declined from the comparable period in 1997 due to the sale of the U.K. subsidiary. While a majority of these expense declines have come from the sale of the U.K. subsidiary, additional reductions are coming from improvements in cost controls and efficiencies.

         Earnings before interest, taxes and amortization ("EBITA") has increased 26.5%, from $6.4 million in 1997 to $8.1 million in 1998, primarily due to the reduction in expenses and cost controls. EBITDA (EBITA plus depreciation) has increased by 13.2%, from $11.4 million in 1997 to $12.9 million in 1998.

         Amortization expense has declined by $17.4 million from the comparable period in 1997 due to the complete amortization of the customer list at the end of 1997. Interest expense was 10.2% lower than the amount in 1997 due to the reduced levels of borrowing caused by the improvement in the Company's capital position from the sale of payroll and the U.K. subsidiary. Thus the loss from continuing operations declined by $15.7 million, from $22.8 million in 1997, to $7.1 million for the year ended December 31, 1998. The extraordinary gain from the sale of payroll, including the gain from discontinued operations, totaled $7 million for 1998, resulting in a net loss for 1998 of $170,000, compared to a net loss of $23.9 million in 1997.

         During the third quarter the bank group allowed the Company to increase its Term Loan facility to $8 million, and defer the amortization of principal on the Term Note until September 1999. This amendment to our existing debt agreements will provide the Company the capital necessary to focus on an expansion of the current distribution channel. The Company also added a LIBOR option to its Working Capital Line, which will have the effect of reducing interest costs. At year-end 1998 the Company's long term debt stood at $115.1 million compared to $107.7 million at year end 1997.


FRANCHISE INITIATIVES

         The Company continues its process to register as a franchise under the applicable franchise laws of all states in which the Company operates. While the Company does not expect such registration to change the existing relationship with its current distribution channel, it will allow the Company more flexibility in its dealings with new distributors as they join the Safeguard organization under the new Network Expansion program currently underway.



CHANGE IN INDUSTRY

         As the Company focused on its strategic direction for the future, industry changes made it apparent that the distribution channel in the Office Forms and Products industry had become a major factor in the ability to access the marketplace. According to the International Business Forms Institute ("IBFI"), 1997 was the first year that more sales to customers were generated by independent forms brokers/dealers than through direct marketing by manufacturers. Clearly the distribution channel is becoming a stronger force in the ability to reach the end customer as compared to the historical ability of the manufacturing sector of the Office Products and Forms industry to control the end user segment of the industry.

         Furthermore, the 1997 IBFI study concluded that a majority of the manufacturing sector was moving toward larger customers and largely abandoning the small business market to a few niche players. It is this change in dynamics that has caused Safeguard to refocus on a core competency which has existed within the Company for forty years, namely the ability of its own distribution channel to access small businesses. As such Safeguard believes that it possesses an infrastructure and manufacturing capability, at the small business end of the marketplace, that creates a unique niche within the industry and should allow for additional growth in the one sector of the marketplace that has continued to expand.


OPERATIONAL ADVANCEMENTS

         Safeguard continues to make strides in improving its operational infrastructure, both at the manufacturing and channel support level. Safeguard has almost completed the implementation of a Bar Code Scanning capability as well as consolidation of the front end of the order entry and photo-composition phase of the manufacturing process. Additionally, the Company is improving its proprietary order entry system for use by its distributors, and believes that further improvements can be made by moving toward the current operating platforms more commonly utilized in today's small business environment.

         Additionally, Safeguard is quickly moving to establish an Internet site for its distributor channel that will ultimately provide for sales generation and E-Commerce capabilities for the small business customer. E-Commerce will allow repeat orders and referrals to be processed, and new orders to be assigned to Safeguard distributors for their personal involvement with the new customer. Safeguard believes that the Internet provides a unique opportunity to compliment the personal involvement that Safeguard distributors currently provide to small business customers.



MANAGEMENT CHANGES

         Recently the role and duties of Chief Executive Officer of the Company as well as President of the Company and its operating subsidiary have been combined. A copy of the release has been attached to this report. Elvis Mason will continue in the role of Chairman of the Board and Chairman of the Executive Management Committee. Additionally, W. Mack Goforth has recently joined the Company as Senior Vice President and Chief Financial Officer and will report to Mike Magill.


CUSTOMER SERVICE INITIATIVES

         The Company has established a Customer Service initiative that focuses on improving many of the operational areas that interface with the distribution channel and the customer base. A Customer Service Coalition, comprised of a cross-section of departments within the Company as well as several of its distributors, has recently produced a new customer service cultural change throughout the Company. The Company believes that customer service must continue to be part of the overall strategic focus of Safeguard and its distribution channel. The establishment of a vision statement that states, "We Help Small Business Succeed", requires the efforts of the Company and its distribution channel to effect customer satisfaction, and more importantly customer loyalty. The Company is committed to helping its independent distributors provide better service, quality products, and exemplary service in its drive to improve customer retention, as well as improve its future sales levels. The focus and attention to customer service is absolutely necessary to remain competitive in the marketplace and provide cost effective sales growth from the existing base of customers.

         The Company will continue to improve the quality, performance and reliability of its operations through technology; achieve improved results in sales and profitability through network expansion: identify and integrate new products to manufacture: and maintain our commitment to our independent distributor network where together, "We help small business succeed" in their efforts to grow and prosper.




/s/  Elvis Mason                                 /s/  Michael Magill
ELVIS L. MASON                                   MICHAEL D. MAGILL
Chairman of the Board                            President & CEO

DATE: March 15, 1999
TO:   All Safeguard Distributors and Employees
FROM: Elvis L. Mason, Chairman of the Board
RE:   Mike Magill Elected Chief Executive Officer

It is a genuine pleasure to announce that the Board of Directors of San Jacinto Holdings and Safeguard Business Systems has elected Mike Magill Chief Executive Officer effective March 15, 1999. His title will now be President & Chief Executive Officer. I will continue to be active in the Company as Chairman of the Board and Chairman of the Executive Management Committee. Mike will continue to serve as Vice Chairman of the Executive Management Committee and Chairman of the Operating Committee.

Mike joined Safeguard in July 1997 as Senior Vice President and Chief Financial Officer. He was promoted to President and Chief Operating Officer in July 1998. Prior to joining Safeguard, he served as Executive Vice President, Director and Chief Financial Officer of KBK Capital Corporation, a publicly traded commercial finance corporation specializing in asset-based lending and working capital for middle market companies. Before joining KBK, Mike held senior executive positions in two Texas banking organizations extending over a period of some 20 years. His experience included serving as Chief Financial Officer of a $22 billion publicly multi-bank holding company and senior responsibilities in lending, investments and operations.

Mike earned a law degree at the University of Texas at Austin and an undergraduate degree in Business Administration from the University of Texas at Arlington. He has been a member of the Texas Bar Association since 1973 and a Certified Public Accountant since 1974. His previous employment included working with two public accounting firms, Ernst & Whinney and Peat, Marwick, Mitchell & Co.

Since joining Safeguard, Mike has provided excellent leadership in all of his responsibilities. He has certainly worked effectively with Safeguard's management team, employees and with our independent distributors. I am certain that he will do a superior job in his new position as Chief Executive Officer.

On a personal note, I remain fully committed to Safeguard, its employees and its independent distributor network. I will do everything I can to support Mike and Safeguard's entire organization. We now have a fully qualified and dedicated management team for the future.

In commenting on his change in title, Mike stated that "I am delighted to have this opportunity to work together with such a fine team of accomplished professionals. Part of the Safeguard mystique in the marketplace is the personal service offered to small business customers through its distributors as well as the support given to Safeguard distributors to enhance their value as a small business. I am proud to be a part of this commitment to excellence, and together we will provide the highest standard of customer service in the small business marketplace, Enough Said!"

Please join me in congratulating Mike on his election as Chief Executive
Officer.

INDEPENDENT AUDITORS' REPORT



Board of Directors
San Jacinto Holdings Inc.
Dallas, Texas

We have audited the accompanying consolidated balance sheets of San Jacinto Holdings Inc. and subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of operations and comprehensive income, stockholders' deficiency, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of San Jacinto Holdings Inc. and subsidiary at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 and in conformity with generally accepted accounting principles.




February 23, 1999

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS

                                 ($000 omitted)

                                                               December 31,
                                                           ----------------------
                                                            1998           1997
                                                            ----           ----
                      ASSETS
Current assets:
  Cash and cash equivalents                              $     639       $    385
  Receivables less allowances                               20,055         22,340
  Inventories                                                6,985          7,424
  Assets held for disposition                                    -            500
  Other current assets                                         861          1,113
                                                         ---------       --------
     Total current assets                                   28,540         31,762

Property, plant and equipment                               12,179         14,756
Excess of purchase price over net assets acquired           40,332         41,773
Other assets                                                 1,547          1,921
                                                         ---------       --------
     Total assets                                        $  82,598       $ 90,212
                                                         =========       ========

           LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Current liabilities:
  Current debt obligations                               $   6,978       $  9,563
  Accounts payable                                          15,593         15,740
  Accrued expenses                                           8,073          8,872
                                                         ---------       --------
     Total current liabilities                              30,644         34,175

Long-term debt                                             100,703        105,507
Other liabilities                                            9,383          8,091

Commitments and contingencies

Stockholders' deficiency:
  Preferred stock:
   $5.00 Junior Preferred Stock, par value
   $.01 a share; Authorized 1,000,000 shares,
   $5 cumulative
     No shares issued and outstanding
  Common stockholders' equity:
   Common stock, par value $.01 a share:
     Authorized 2,000,000 shares,
     Issued and outstanding 1,052,384 shares                    11             11
  Additional paid-in capital                                94,143         94,143
  Deficit                                                 (150,950)      (150,780)
  Accumulated other comprehensive loss                      (1,336)          (935)
                                                         ---------       --------
     Total stockholders' deficiency                        (58,132)       (57,561)
                                                         ---------       --------
     Total liabilities and stockholders' deficiency      $  82,598       $ 90,212
                                                         =========       ========



                See notes to consolidated financial statements.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
          CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

                                 ($000 omitted)


                                                                       Year Ended December 31,
                                                                ---------------------------------------
                                                                    1998           1997           1996
                                                                    ----           ----           ----

Net sales                                                       $168,404      $ 193,251      $ 194,618
Costs of sales                                                    81,591         88,636         84,671
                                                                --------      ---------      ---------
Gross profit                                                      86,813        104,615        109,947
Selling expense                                                   64,493         77,576         80,431
General and administrative expense                                15,935         19,964         16,246
Special charges                                                       --             --          5,100
Gain on sale of subsidiary                                            --         (2,545)            --
Other income - distributor receivables                            (1,717)        (1,801)        (2,100)
Amortization expense                                               1,899         19,255         19,082
Interest expense                                                  13,323         14,836         14,102
                                                                --------      ---------      ---------
Loss from continuing operations before income taxes
  and extraordinary item                                          (7,120)       (22,670)       (22,914)

Income tax provision                                                  --            174            312
                                                                --------      ---------      ---------

Loss from continuing operations before extraordinary item         (7,120)       (22,844)       (23,226)

Discontinued operations:
  Gain on sale of assets                                           6,438             --             --
  Gain (loss) from discontinued operations                           512         (1,056)        (1,464)
                                                                --------      ---------      ---------
                                                                   6,950         (1,056)        (1,464)
                                                                --------      ---------      ---------

Loss before extraordinary item                                      (170)       (23,900)       (24,690)
Extraordinary item:
  Gain on early extinguishment of debt                                --             --          2,401
                                                                --------      ---------      ---------

Net loss                                                            (170)       (23,900)       (22,289)

Other comprehensive income (loss), net of tax:
  Foreign currency translation adjustment                           (401)           234            332
  Reclassification adjustment for realized currency exchange
  losses due to gain on sale of subsidiary                            --           (209)            --
                                                                --------      ---------      ---------

Comprehensive loss                                              $   (571)     $ (23,875)     $ (21,957)
                                                                ========      =========      =========

                See notes to consolidated financial statements.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIENCY

                     THREE YEAR PERIOD FROM JANUARY 1, 1996
                              TO DECEMBER 31, 1998

                                 ($000 omitted)


                                                                                                                 Accumulated
                                                                              Additional                            other
                                   Preferred stock        Common stock         paid in                          comprehensive
                                  Shares      Amount     Shares    Amount      capital           Deficit         income (loss)
                                  ------      ------     ------    ------      -------           -------         -------------

Balance -
 January 1, 1996                      -      $   -        999,960   $  10       $ 94,143       $(104,591)           $ (1,292)

Issuance of common stock
 in conjunction with
 the exchange offer                                        52,424       1

Net loss                                                                                         (22,289)

Accumulated other
 comprehensive income                                                                                                    332
                                  -----      -----     ----------   -----       --------       ---------            --------

Balance-
  December 31, 1996                   -          -      1,052,384      11         94,143        (126,880)               (960)

Net loss                                                                                         (23,900)

Reclassification

  adjustment for realized
  currency exchange losses
  due to gain on sale of
  subsidiary                                                                                                            (209)

Accumulated other
  comprehensive income                -                                                                                  234
                                  -----      -----     ----------   -----       --------       ---------            --------

Balance -
  December 31, 1997                   -          -      1,052,384      11         94,143        (150,780)               (935)

Net loss                                                                                            (170)

Accumulated other
  comprehensive loss                                                                                   -                (401)
                                  -----      -----     ----------   -----       --------       ---------            --------

Balance -
  December 31, 1998                   -      $   -      1,052,384   $  11       $ 94,143       $(150,950)           $ (1,336)
                                  =====      =====     ==========   =====       ========       =========            ========





                See notes to consolidated financial statements.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 ($000 omitted)



                                                                        Year ended December 31,
                                                                        -----------------------
                                                                    1998         1997           1996
                                                                    ----         ----           ----

Cash flows from operating activities:
   Net loss                                                        $  (170)     $(23,900)     $(22,289)
   Adjustments to reconcile net loss to
    net cash provided by (used in) operating activities:
     Extraordinary item                                                 --            --        (2,401)
     Amortization                                                    1,899        19,255        19,082
     Depreciation                                                    4,803         5,765         4,849
     Net (gain) loss on sale of assets                              (6,438)           67          (727)
     Gain on sale of subsidiary                                         --        (2,545)           --
     Unrealized exchange gain (loss)                                  (401)           25           332

   (Increase) decrease in operating assets:
     Receivables                                                     2,285         5,572          (840)
     Inventories                                                       439         1,170           145
     Assets held for disposition                                       500           263           135
     Other assets                                                       --           111         1,462

   Increase (decrease) in operating liabilities:
     Accounts payable                                                 (147)        1,264         4,735
     Accrued expenses and other liabilities                            504        (7,240)        2,408
                                                                   -------       -------       -------

       Net cash provided by (used in) operating activities           3,274          (193)        6,891

Cash flows from investing activities:
   Net proceeds from sale of subsidiary                                 --         8,831
   Purchase of machinery and equipment                              (1,339)       (3,800)       (6,726)
   Proceeds from sale of assets                                      6,695           787         2,727
   Adjustment due to currency fluctuations
    and foreign purchase price adjustments                             100           (16)         (477)
                                                                   -------       -------       -------
       Net cash provided by (used in) investing activities           5,456         5,802        (4,476)
                                                                   -------       -------       -------

Cash flows from financing activities:
   Repayment of long-term debt and capital lease obligations        (9,975)       (9,421)      (22,978)
   Net borrowings from (repayment of) revolving loans               (3,209)        7,061        19,724
   Borrowing from term loan                                          4,708            --            --
   (Repayment of) net proceeds from foreign obligations                 --        (3,346)           49
   Financing costs                                                      --            --        (1,530)
                                                                   -------       -------       -------
       Net cash used in financing activities                        (8,476)       (5,706)       (4,735)
                                                                   -------       -------       -------

Net increase (decrease) in cash and cash equivalents                   254           (97)       (2,320)
Cash and cash equivalents at beginning of year                         385           482         2,802
                                                                   -------       -------       -------
Cash and cash equivalents at end of year                           $   639       $   385       $   482
                                                                   =======       =======       =======

                 See notes to consolidated financial statements.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 ($000 omitted)



(Continued)

Supplemental disclosure of noncash investing and financing activities:

         PIK ("Payment in Kind") Debentures totaling $11, $25, and $24, were issued in 1998, 1997 and 1996, respectively. The PIK Debentures are in payment of accrued interest on the Company's 8% Subordinated Debentures, as described in note J.

         Capital lease obligations of $1,076, $2,051, and $2,137 were incurred during 1998, 1997 and 1996, respectively, to acquire certain machinery and equipment.


Supplemental disclosure of cash flow information:

         Cash paid during the year for:

                             1998        1997       1996
                           --------------------------------

          Interest         $13,498     $14,759     $14,267
          Income taxes           -         174         334








                 See notes to consolidated financial statements.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

A.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
         -------------------------------------------

         PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of San Jacinto Holdings Inc. ("San Jacinto") and its subsidiary (the "Company"), Safeguard Business Systems, Inc. and its subsidiaries ("Safeguard"). All material intercompany accounts and transactions have been eliminated.

         CASH AND CASH EQUIVALENTS - Excess funds are invested in short-term interest bearing instruments consisting principally of commercial paper, certificates of deposit and time deposits with maturities of 30 days or less. Due to the short-term nature of these investments, the carrying amount approximates their fair value.

         RECEIVABLES - Receivables are presented net of allowances of $795,000 in 1998 and $809,000 in 1997.

         INVENTORIES - Inventories are stated at the lower of cost (first-in, first-out method) or market.

         PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment is stated at cost less accumulated depreciation. The provision for depreciation is based on the estimated useful lives of the related assets computed by the straight-line method.

         INTANGIBLE ASSETS - Excess of purchase price over net assets acquired is net of accumulated amortization of $19,550,000 in 1998 and $18,110,000 in 1997. This asset is amortized by the straight-line method over forty years. The customer list was fully amortized in 1997. The accumulated amortization was $190,000,000 in 1997. The customer list was amortized by the straight-line method over eleven years.

         OTHER ASSETS - Other assets includes deferred financing costs which are being amortized over the life of the related indebtedness.

         ASSET IMPAIRMENT - The carrying value of property, plant and equipment, and intangible assets, including excess of purchase price over net assets acquired, is evaluated based upon current and anticipated undiscounted operating cash flows before debt service charges. An impairment is recognized when it is probable that such estimated future cash flows will be less than the carrying value of the assets. Measurement of the amount of impairment, if any, is based upon the difference between the net carrying value and the fair value, which is estimated based on anticipated undiscounted operating cash flows before debt service charges. No assets were considered impaired as of December 31, 1998.

         BUSINESS AND REVENUE RECOGNITION - The Company provides business information systems and services to businesses in North America and Europe. Revenues are recognized as products are shipped or as services are performed.

         STOCK BASED COMPENSATION - The Company applies the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," and applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for stock based compensation.

         MANAGEMENT'S USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                   (Continued)

B.       RECENT ACCOUNTING PRONOUNCEMENTS:
         ---------------------------------

         Effective January 1, 1998, the Company adopted SFAS 130, "Reporting Comprehensive Income." This statement established standards for reporting and disclosure of comprehensive income and its components in the financial statements. Accumulated other comprehensive income in the consolidated balance sheets as of December 31, 1998 and 1997 consists of foreign currency translation adjustment.

C.       GAIN ON SALE OF A SUBSIDIARY AND DISCONTINUED OPERATIONS:
         ---------------------------------------------------------

         On December 2, 1997 the Company sold its investment in Safeguard Systems Europe Limited ("SSGB"), a wholly-owned subsidiary of Safeguard. The proceeds from the sale were $8.8 million, net of costs associated with the sale, and resulted in a gain on the sale of $2.5 million. The operating results of SSGB, as more fully described in Note R, are included in the statement of operations through the date of sale. The proceeds from the sale were used to repay the outstanding overadvance under the Revolving Loan, and to fund operations.

         In the fourth quarter of 1997, the Company decided to divest its payroll and data processing operations. On March 31, 1998, effective as of April 1,1998, the Company sold its payroll processing operations to Advantage Business Services Holdings, Inc. Safeguard reported a gain of $6,400,000 after expenses and payments to third parties. The proceeds from the sale were used to repay a portion of the Revolving Loan and a portion of the Term Loan, and to fund operations. The net assets of the data processing operations were sold at approximately net book value, effective January 1998. Consideration for this sale will be in the form of royalty payments beginning in 1999.

         The net assets relating to the payroll and data processing operations held for sale have been segregated on the consolidated balance sheet from their historic classification to separately identify them as assets held for disposition. The net sales from discontinued operations were $2,931,000 in 1998, $11,850,000 in 1997 and $12,133,000 in 1996.
         The sales and related expenses of the operations were excluded from the determination of the Company's loss from continuing operations for the periods presented.

D.       FINANCIAL RESTRUCTURING:
         ------------------------

         In 1996, the Company consummated an exchange offer of its existing 8% Senior Subordinated Notes due December 31, 2000 (the "Existing Notes") and 8% Subordinated Debentures (the "Existing Debentures") due December 31, 2000 for 12% Senior Subordinated Notes due December 31, 2002 (the "New Notes"). Of the Existing Notes and the associated deferred interest, 99.99% were tendered; the tendering Existing Notes were exchanged at a rate of $1,000 in New Notes for each $1,000 in tendering Existing Notes and deferred interest. Of the Existing Debentures, 98.6% were tendered; the tendering Existing Debentures were exchanged at a rate of $850 in New Notes for each $1,000 in tendering Existing Debentures. In addition to New Notes, each tendering Existing Note and Existing Debenture holder was issued a pro rata share of Common Stock of the Company equal to 5% of the outstanding Capital Stock after giving effect to this exchange offer. The exchange offer, based upon its terms, is accounted for as an early extinguishment of debt and resulted in an extraordinary gain of $2,401,000 after deducting related expenses.

         In conjunction with the Exchange Offer described above, the Company also refinanced existing bank debt. The refinancing plan included payment in full of the existing Revolving Credit Loan and unpaid deferred interest on an existing Term Loan, and the amendment of the existing Exchange Loan Agreement. Safeguard also entered into a loan and security agreement which included a Revolving Loan and a Term Loan.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                   (Continued)



E.       SPECIAL CHARGES:
         ----------------

         In December 1996 the Company recorded a special charge of $5.1 million consisting of the anticipated cost of closing a manufacturing facility and a provision for the settlement of certain California litigation that the Company has been defending since 1992. The Company's Addison, Illinois manufacturing facility was consolidated with its East coast facilities in 1997. The cost associated with the consolidation include severance, recruiting and relocation costs. The Company reached an agreement to settle its California litigation. The financial terms of the settlement were satisfied by the Company in 1997.


F.        INVENTORIES:
          ------------



                                                         December 31,
                                                   1998              1997
                                                  -------------------------
                                                         ($000 omitted)
          Raw materials                           $4,380            $4,514
          Work-in-process                            258               307
          Finished goods                           2,347             2,603
                                                  ------            ------
             Total Inventories                    $6,985            $7,424
                                                  ======            ======


G.        PROPERTY, PLANT AND EQUIPMENT
          -----------------------------


                                                                         December 31,
                                                                 1998                  1997
                                                              --------------------------------
                                                                       ($000 omitted)
          Land                                                 $     90               $     90
          Building and improvements                               5,490                  5,588
          Machinery and equipment                                42,274                 42,363
                                                               --------               --------
                                                                 47,854                 48,040
          Less accumulated depreciation and amortization        (35,675)               (33,284)
                                                               --------               --------
               Total Property, Plant and Equipment             $ 12,179               $ 14,756
                                                               ========               ========

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                   (Continued)

H.       DISTRIBUTORSHIP ACCOUNTS:
         -------------------------

         Safeguard markets substantially all of its products through a network of independent distributors who are compensated on a commission basis. Safeguard sells and ships its products directly to the end-users (customers). The invoicing to and collection of the related receivables from the customers is performed by Safeguard. The distributors have contracts granting them either exclusive geographic or account protection rights. The distributors holding these rights may, at some point, desire and be eligible to transfer their commission rights to buyers who agree to make payments out of future commissions or who accept reduced commissions. Prior to its acquisition in 1986, Safeguard facilitated the transfer of selling distributors' rights (primarily sellers with exclusive geographic territories) to buyers who were granted account protection rights, by offering the sellers incentives to transfer their commission rights. Most often the incentives were the providing of down payments or a guarantee of payments to sellers. The transfers between the buyers and sellers typically relate solely to account protection rights.

         Safeguard's incentive in facilitating the transfer of or in acquiring distributors' rights was to obtain the opportunity to increase the number of distributors marketing its products. Safeguard, for the same business purpose, also made cash advances to distributors, who agreed to repay all such amounts from future commissions. In connection with the Company's purchase price allocation for the acquisition of Safeguard as of December 31, 1986, the value assigned to distributor receivables associated with account protection rights and advances was $4,837,000, net of deferred interest income of approximately $7,811,000. This value was primarily based on the evaluation of an independent valuation firm of the distributor receivables which aggregated approximately $26,000,000 as of December 31, 1986.

         Due to the effect of collection and distributor advance policies instituted in 1988, the net distributor receivables balance was reduced to zero by early 1992. Subsequent cash collections of these receivables have been recorded as other income totaling $1,717,000 in 1998, $1,801,000 in 1997 and $2,100,000 in 1996.

         Indebtedness of present distributors to selling distributors totaling $248,000 at December 31, 1997, is guaranteed by Safeguard. In addition, Safeguard has guaranteed $20,000 of bank borrowings of its distributors. No claims have been made against Safeguard to honor such guarantees and management believes that the likelihood that these guarantees will result in a liability which would be material is remote.

I.       ACCRUED EXPENSES:
         -----------------

                                                                              December 31,
                                                                          1998             1997
                                                                         -----------------------
                                                                             ($000 omitted)
         Discontinued operations and facility closure costs              $  566          $  574
         Distributor commissions                                          4,550           4,399
         Sales and other taxes                                            1,720           1,077
         Salaries and wages                                                 614             713
         Interest                                                           479             665
         Other                                                              144           1,444
                                                                         ------          ------
               Total Accrued Expenses                                    $8,073          $8,872
                                                                         ======          ======

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996


                                   (Continued)

J.       DEBT:
         -----

         The Company's debt outstanding at December 31, 1998 and 1997 is as follows:


                                                    December 31,
                                                 1998           1997
                                              -------------------------
                                                   ($000 omitted)
         Revolving Loan - Collaterialized     $  17,377      $  18,086
         Revolving Loan                           4,000          6,500
         Term Loan                                8,000          5,492
         Amended Exchange Loan                   11,487         17,227
         12% Senior Subordinated Notes           65,878         65,878
         8% Senior Subordinated Notes                 1              2
         8% Subordinated Debentures                 194            262
         Capital Lease Obligations                  744          1,623
                                              ---------      ---------
                                                107,681        115,070
         Less current debt obligation            (6,978)        (9,563)
                                              ---------      ---------
              Total Long-term Debt            $ 100,703      $ 105,507
                                              =========      =========


         Safeguard entered into a five year Loan and Security Agreement in 1996 which includes a Revolving Loan and a Term Loan. The Revolving Loan allows for borrowing against eligible accounts receivable and inventories up to a maximum of $23,500,000. At December 31, 1998, an additional $900,000 was available under the terms of the Revolving Loan. Outstanding borrowings bear interest at the prime lending rate plus 1.25% or LIBOR plus 3.25% per annum. The effective interest rate for such borrowings at December 31, 1998 was 10.9%. On September 2, 1998, Safeguard amended it's Term Loan to increase the loan to $8.0 million and to defer the monthly principal repayments to September 1, 1999. The Term Loan is payable in monthly installment through December 1, 2001 and bears interest at the rate of 12% per annum.

         Safeguard has granted the bank under the Loan and Security Agreement a first lien security interest in certain assets of Safeguard, including the accounts receivable, inventory, and property and equipment. The Loan and Security Agreement contains certain covenants, as defined in the agreement, relating to, among other restrictions; maintenance of a prescribed level of net worth, maintenance of prescribed ratios of current assets to current liabilities and of cash flow to interest expense, limitations on additional indebtedness, and limitations on capital expenditures.

         Safeguard entered into a $4,000,000 Revolving Loan with its bank in 1996. On July 29, 1997, the loan was amended to allow for borrowings up to $6,500,000. The borrowing capacity and the outstanding balance returned to $4,000,000 in April 1998 when the funds provided from the sales of the payroll services assets were used to repay the increase in the loan balance. The outstanding borrowings bear interest at a rate of 14% per annum, and are payable monthly in arrears. The outstanding principal balance is due in full on January 25, 2001.

         The amended Exchange Loan bears interest at 12.2% per annum and is payable in monthly installments over a five year period with payment due in full on November 1, 2000. All issued and outstanding stock of Safeguard is pledged as collateral under the amended Exchange Loan Agreement.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996


J.       DEBT (Continued):
         -----------------

         In January 1996 the Company issued 12% Senior Subordinated Notes (the "New Notes") due December 31, 2002, in conjunction with the refinancing (See Note D). The interest on the Notes is payable semi-annually on June 30 and December 31. The New Notes are subordinate to the revolving loans, Term Loan, amended Exchange Loan, capital lease obligations and foreign obligation. The New Notes contain various covenants relating to, among others, restrictions on issuance of or redemption of capital stock, issuance of additional indebtedness, limitations on dividend payments, limitations on disposition of assets and changes in control of the Company.

         The Company's 8% Senior Subordinated Notes (the "Existing Notes") due December 31, 2000 after the refinancing totaled $3,200. Interest on the Existing Notes is payable in cash semiannually on June 5 and December
         5. The Existing Notes are subordinate to the 12% Senior Subordinated Notes, the revolving loans, the Term Loan, the Amended Exchange Loan and capital lease obligations.

         The Company's 8% Subordinated Debentures after the refinancing totaled $296,700. Interest on such debentures accrues and is evidenced by PIK ("Payment In Kind") Debentures. Interest deferred but not yet converted totaled $1,000 at December 31, 1998. The Debentures are subordinate to senior indebtedness (which includes the existing Notes and new Notes).

         The aggregate maturities of long-term debt, exclusive of capital lease obligations, are: 1999 - $6,317,000; 2000 - $7,365,000; 2001 -
         $27,377,000; and 2002 - $65,878,000.

K.       LEASES:
         -------

         Safeguard conducts a portion of its operations in leased facilities, vehicles, machinery and equipment. Operating leases expire at various dates through 2001. Leased property under capital leases at December 31, 1998, has a net carrying value of $3,896,000 and consists principally of machinery and equipment.

         Future minimum lease payments, by year and in the aggregate, under capital leases and under operating leases with initial or remaining terms of one year or more at December 31, 1998 are:


                                                                Capital                  Operating
                                                                Leases                     Leases
                                                                ------                     ------
                                                                          ($000 omitted)
1999                                                             $ 621                   $  3,105
2000                                                               149                      2,199
2001                                                                23                      1,971
2002                                                                 -                      1,979
2003                                                                 -                      1,744
Thereafter                                                           -                        786
                                                                 -----                   --------
                                                                 $ 793                   $ 11,784
                                                                                         ========

Minimum lease payments:
   Amount representing interest                                    (49)
                                                                 -----

Present value of net minimum lease payments                      $ 744
                                                                 =====


         Total rental expense for all operating leases (including leases with initial or remaining terms of one year or less) is $4,977,000 in 1998, $6,393,,000 in 1997 and $4,924,000 in 1996.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                   (Continued)


L.       INCOME TAXES:
         -------------

         As prescribed by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" the deferred tax provision is determined under the liability method. This method requires deferred tax assets and liabilities to be recognized based on the estimated future tax effects of temporary differences and tax carryforwards using presently enacted marginal tax rates.

         The domestic and foreign components of income (loss) from continuing operations before income taxes are as follows:


                                     ($000 omitted)

                                             1998          1997           1996
                                             ----          ----           ----
         Domestic                         $(6,726)      $(23,379)      $(23,897)
         Foreign                             (394)           709            983
                                          -------       --------       --------
         Loss before income taxes         $(7,120)      $(22,670)      $(22,914)
                                          =======       ========       ========


         The income tax provision (benefit) relates solely to Safeguard's foreign operations in all years presented. The effective tax rate analysis is not meaningful since there was no domestic taxable income in 1998, 1997 and 1996.

         Items that gave rise to a deferred tax asset (liability) are as follows:


                                                              December 31,
                                                          1998           1997
                                                       --------------------------
                                                              ($000 omitted)
          Net operating loss carryforwards             $ 78,455          $ 77,371
          Deferred compensation                           1,966             1,924
          Other                                           2,084               966
                                                       --------          --------
               Total                                     82,505            80,261
          Less: valuation allowance                     (82,505)          (80,261)
                                                       --------          --------
          Net deferred tax asset (liability)           $      -          $      -
                                                       ========          ========


         At December 31, 1998, the Company has, for federal income tax purposes, net operating loss carryforwards of $213,000,000 which expire between the years 2001 and 2012. Changes in the Company's ownership could result in an annual limitation on the amount of the net operating loss carryforward which can be utilized. In accordance with Section 108(e)(8) of the Internal Revenue Code, the Company has applied the stock for debt exception in conjunction with its financial restructuring in 1991. The Company reduced its net operating loss carryforward by $18,600,000 as a result of the 1991 restructuring.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                   (Continued)


M.       OTHER LIABILITIES:
         ------------------

         In April 1986, Safeguard entered into agreements with eight of its executive officers, providing certain payments in the event of termination of employment occurring after a change in ownership or control. All eight of the officers employment did terminate subsequent to the acquisition of Safeguard by San Jacinto in December 1986. Payments are due to the former officers in varying amounts through 2008. Aggregate payments due during the next five years are: 1999 - $75,000, 2000 - $75,000, 2001- $50,200, 2001 - $50,200, 2002 - $50,200
         and 2003 - $50,200 and $4,928,000 thereafter.

N.       EMPLOYEE BENEFIT PLANS:
         -----------------------

         Safeguard has a contributory savings plan for employees meeting certain requirements. The plan allows eligible employees to contribute from 2% to 15% (effective January 1, 1997) of their compensation, including overtime, bonuses and shift differential. Safeguard contributes an amount equal to 100% of the first 3% and 50% of the next 2% (effective January 1, 1997) of an employee's salary contributed under the Plan. Contributions are invested in various fixed income, securities or equity funds as designated by the employee. Safeguard's matching contributions totaled $896,000 in 1998, $1,154,000 in 1997 and $654,000 in 1996.

         Safeguard also has a noncontributory profit-sharing plan for the benefit of eligible full-time employees. Safeguard's contributions are voluntary and at the discretion of the Board of Directors. No contributions were made in 1998, 1997 and 1996.

O.       EQUITY COMPENSATION PLAN:
         -------------------------

         The Equity Compensation Plan, adopted effective January 1, 1993 and amended March 1, 1995, provides for the issuance of "Equity Compensation Units" to certain senior management. The units entitle recipients to the appreciation in value of the common stock of the Company, the units granted to participants vest over three years or upon a change in the Company's ownership or effective control. The units in total provide the economic benefit of 15% (effective March 1, 1995) of the Company's common stock value in excess of a prescribed calculated value, and can only be exercised upon a change in the Company's ownership or control. Outstanding units totaling 1,574 were converted to stock options on October 29, 1997 (See Note P).

         The summary of the units activity is as follows:

                                                                      Vested     Non-Vested   Total
                                                                      ------     ----------   -----
          Units outstanding, January 1, 1996                            945          400    1,345

          Units issued                                                    -          313      313
          Units canceled                                                  -          (45)     (45)
          Units vested                                                  172         (172)       -
          Units converted                                            (1,078)        (496)  (1,574)
                                                                     ------         ----   ------

          Units outstanding, December 31, 1996                           39            -       39
          Units canceled                                                 (7)           -       (7)
                                                                     ------         ----   ------

          Units outstanding, December 31, 1997                           32            -       32
          Units canceled                                                (12)           -      (12)
                                                                     ------         ----   ------

          Units outstanding, December 31, 1998                           20            -       20
                                                                     ======         ====   ======

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                                   (Continued)


P.       STOCK OPTION PLAN:
         ------------------

         In July 1996, the Company adopted a 1996 Option Plan pursuant to which key employees of the Company may be granted non-qualified stock options. The Board approved the conversion of the outstanding units under the existing Equity Compensation Plan (see Note O) to stock options under the 1996 Option Plan. Under the Plan, options granted to participants vest over three years or upon a change in the Company's ownership or effective control. The units had an exercise price of $10.00 per unit, with the ability effective October 29, 1997, to exchange the options for new options with an exercise price of $5.25 per unit. The new options vest over three years beginning as of October 29, 1997. The number of shares (or units as described in Equity Compensation Plan - see Note O) permitted to be outstanding at any one time under the combined Stock Option and Equity Compensation plans is limited to not more than 200,000 shares, or the equivalent of 20% of the common stock of the Company. Since the Company is privately-held there is no public market for the common stock. Therefore, market information is not available to the Company to determine estimates of the fair value of its common stock under the disclosure provision of SFAS No. 123.

         The summary of the option activity is as follows:

                                                                    Vested      Non-Vested      Total
                                                                    ------      ----------      -----
          Units converted                                           10,000       85,000         95,000
          Units issued                                                   -       66,000         66,000
                                                                    ------       ------         ------

          Units outstanding, December 31, 1996                      10,000      151,000        161,000
          Units issued                                                   -       45,000         45,000
          Units canceled                                            (1,000)     (81,000)       (82,000)
          Units vested                                              50,000      (50,000)             -
                                                                    ------       ------         ------

          Units outstanding, December 31, 1997                      59,000       65,000        124,000
          Units issued                                                   -       15,000         15,000
          Units canceled                                            (5,000)           -         (5,000)
          Units vested                                              35,000      (35,000)             -
                                                                    ------       ------         ------

          Units outstanding December 31, 1998                       89,000       45,000        134,000
                                                                    ======       ======        =======

         As of December 31, 1998, 4,000 fully vested shares are at an exercise price of $10.00 per unit; 85,000 vested shares and 45,000 non-vested shares are at a $5.25 per unit exercise price.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                   (Continued)



Q.       GEOGRAPHIC SEGMENTS:
         --------------------

         The Company's foreign operations are in Canada, the United Kingdom and Belgium. Operations by geographic area are as follows:


                                                              1998          1997           1996
                                                             ------------------------------------
                                                                         ($000 omitted)
         NET SALES:
               United States                                 $165,318       $171,125      $171,961
               Foreign                                          3,086         22,126        22,657
                                                             --------       --------      --------
                 Total                                       $168,404       $193,251      $194,618
                                                             ========       ========      ========
         INCOME (LOSS) FROM CONTINUING OPERATIONS:
               United States                                 $ (6,726)      $(23,379)     $(23,899)
               Foreign                                           (394)           535           673
                                                             --------       --------      --------
                 Total                                       $ (7,120)      $(22,844)     $(23,226)
                                                             ========       ========      ========
         TOTAL ASSETS:
               United States                                 $ 79,905       $ 86,685      $106,085
               Foreign                                       $  2,693          3,527        17,633
                                                             --------       --------      --------
                 Total                                       $ 82,598       $ 90,212      $123,718
                                                             ========       ========      ========


         The Company's foreign operations in the United Kingdom and Belgium held by SSGB were sold to an unaffiliated company on December 2, 1997. Net sales of SSGB were $18,256,000 in 1997 and $18,248,000 in 1996. The net income from SSGB's operations were $693,000 in 1997 and $604,000 in 1996. These operating results are included in the Company's statement of operations.


R.       CONTINGENCIES:
         --------------

         The Company is involved in various legal proceedings incidental to the conduct of its business. These actions when ultimately concluded and determined will not, in the opinion of management, have a material effect on results of operations or the financial condition of the Company.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

RESULTS OF OPERATIONS

The following commentary presents management's discussion and analysis of the Company's financial condition and results of operations. Certain of the statements included below, including those regarding future financial performance or results, that are not historical facts, are or contain "forward-looking" information as that term is defined in the Securities Act of 1933, as amended. the words "expect", "believe", "anticipate", "project", "estimate", and similar expressions are intended to identify forward-looking statements. The Company cautions readers that any such statements are not guarantees of future performance and such statements involve risks, uncertainties and assumptions, including but not limited to industry conditions, general economic conditions, interest rates, ability of the company to successfully mange its growth, and other factors discussed below and in the Company's annual report. Should one or more of these risks or uncertainties materialize or should the underlying assumptions prove incorrect, those actual results and outcomes may differ materially from those indicated in the forward-looking statements. This review should be read in conjunction with the information provided in the financial statements, accompanying notes and in the reports for the periods as of and ending December 31, 1998.


                                                                                       Year Ended December 31,
                                                                                      1998      1997      1996
                                                                                    ------------------------------
Net sales                                                                             100.0%    100.0%    100.0%

Cost of sales                                                                          48.4      45.9      43.5
                                                                                      -----     -----     -----

Gross profit                                                                           51.6      54.1      56.5

Selling expense                                                                        38.3      40.1      41.3
General and administrative expense                                                      9.5      10.3       8.3
Special charges                                                                           -         -       2.6
Gain on sale of subsidiary                                                                -      (1.3)        -
Other income - distributor receivables                                                 (1.0)     (0.9)     (1.1)
Amortization expense                                                                    1.1      10.0       9.8
Interest expense                                                                        7.9       7.7       7.2
                                                                                      -----     -----     -----

Loss from continuing operations before income taxes
 and extraordinary item                                                                (4.2)    (11.7)    (11.8)
Income tax provision                                                                      -       0.1       0.1
                                                                                      -----     -----     -----
Loss from continuing operations before extraordinary item                              (4.2)    (11.8)    (11.9)

Discontinued operations:
 Gain on sale of assets                                                                 3.8         -         -
 Loss from discontinued operations                                                      0.3      (0.5)     (0.8)
                                                                                      -----     -----     -----

Loss before extraordinary item                                                         (0.1)    (12.4)    (12.7)

Extraordinary item - gain on early extinguishment of debt                                 -         -       1.2
                                                                                      -----     -----     -----

Net loss                                                                               (0.1)%   (12.4)%   (11.5)%
                                                                                      =====     =====     =====

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                   (continued)


RESULTS OF OPERATIONS

San Jacinto Holdings Inc. through its wholly owned subsidiary, Safeguard Business Systems, Inc. ("Safeguard"), provides business solutions and services to small businesses through its independent distribution network in the United States and Canada. Through this distribution channel, Safeguard markets pegboard systems, continuous forms and checks, laser forms and checks, advertising specialty goods, filing systems, envelopes and other business products designed for small businesses with less than 50 people on staff. Safeguard is a privately owned company with manufacturing plants in California, Pennsylvania and Georgia.

COMPARISON OF THE YEAR ENDED DECEMBER 31, 1998 TO THE YEAR ENDED DECEMBER 31,
1997

NET SALES. Net sales from continuing operations by operating segment are as follows:

                                             Years Ended December 31,
                                               1998        1997
                                               ----        ----
               Net sales:
                    North America             $168,404   $174,995
                    Europe                           -     18,256
                                              --------   --------
                      Total                   $168,404   $193,251
                                              ========   ========


Excluding sales from Europe, the 1998 sales results are $168.4 million in 1998 compared to $175.0 million in 1997, representing a decrease of $6.6 million (or 3.8%). The sales decline reflects a 10.0% decline in manual form and computer form sales, partially offset by a 24.0% growth in laser form sales. The Company is addressing the negative sales trends through extensive distributor network expansion efforts. These efforts are focused on recruiting new distributors and assisting existing distributors in purchasing customer bases from independent dealers interested in selling their businesses. The Company also implemented in the second half of 1998 a sales incentive program designed to encourage sales to new customers of products directly manufactured by Safeguard. Favorable results from this program began to be realized at the end of 1998. The 1998 sales performance has been negatively impacted by the strengthening of the US dollar in the Canadian marketplace. The change in the value of the Canadian dollar has resulted in a $1.0 million reduction in 1998 sales.

GROSS PROFIT. Gross profit before selling and administrative expenses excludes commission expense. Gross profit margin from continuing operations in North America is as follows:

                                             Years Ended December 31,
                                               1998        1997
                                               ----        ----

               Manual forms                    61.1%        61.6%
               Computer and laser forms        49.4         50.9
               Sourced products                39.2         38.9
                                               ----         ----
                      Total                    51.6%        52.7%
                                               ====         ====

The decline in profit margin is attributable to a shift in the company's product mix from manual forms sales to laser forms and sourced products, as a percentage of total sales. Computer and laser forms, and sourced products, carry greater material, labor and overhead costs (as a percentage of sales) resulting in a lower gross profit margin than for manual forms, as well as the competition in the forms marketplace pressuring reduction in the retail prices. The shift in product mix has been offset in part by manufacturing efficiencies as a result of the implementation of an integrated order entry system and the consolidation of certain manufacturing operations in 1997.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                   (continued)

SELLING EXPENSE. Selling expenses were $64.5 million in 1998 compared to $77.6 million in 1997, representing 38.3% and 40.1% of net sales in each year. The reduction in selling expenses in 1998 is attributable to the sale of the Company's European operations and strategic cost reductions. The company's operations in Europe, of which $7.7 million in expense is included in the 1997 results, was sold in December 1997. Commissions to independent distributors account for approximately 85% of the total selling costs and, as a percent of net sales has remained constant at approximately 34% of net sales.

GENERAL AND ADMINISTRATIVE. General and administrative expenses were $15.9 million in 1998 compared to $20.0 million in 1997, representing 9.5% and 10.3% of net sales in each year. The reduction in costs is attributable to strategic cost reductions and no expenses in 1998 from the Company's operations in Europe which totaled $2.6 million in 1997. The 1997 administrative expenses included greater administrative costs associated with the system conversion and the impact of the UPS strike.

OTHER INCOME - DISTRIBUTOR RECEIVABLES. Other income (cash received greater than the carrying value of distributor receivables) was $1.7 million in 1998 compared to $1.8 million in 1997, representing 1.0% and 0.9% of net sales in each year. In connection with the Company's purchase price allocation for the acquisition of Safeguard as of December 31, 1986, the value assigned to distributor receivables associated with loans and advances previously made by Safeguard to facilitate purchase of account protection rights by distributors was $4.8 million, net of deferred interest income of approximately $7.8 million. This value was primarily based on the evaluation by an independent valuation firm of the distributor receivables which aggregated approximately $26.0 million as of December 31, 1986. Due to the effect of collection and distributor advance policies instituted in 1988, the net distributor receivables balance was reduce to zero by early 1992. Cash collection of this distributor receivable is expected to continue in amounts approximating $1.5 through the year 2000.

AMORTIZATION EXPENSE. Amortization expense was $1.9 million in 1998 and $19.3 million in 1997. The expense consists of the amortization of intangible assets including the customer list, excess purchase price over net assets acquired and deferred financing costs. The significant reduction in amortization expense in 1998 is a result of the full amortization of the customer list in December 1997. The customer list amortization was $17.3 million in 1997.

INTEREST EXPENSE. Interest expense was $13.3 million in 1998 and $14.8 million in 1997, including $13.5 million and $14.8 million, respectively, of cash interest payment. The decrease in interest expense in 1998 is attributable to a reduction in the Company's average outstanding borrowings and a slight (0.5%) reduction in the company's borrowing rate under its collaterialized Revolving Loan.

INCOME TAX. The Company's provision for income tax is related to its operations in the United Kingdom. No tax liability was generated in the United States as a result of net losses from operations.

GAIN ON SALE OF ASSETS AND DISCONTINUED OPERATIONS. In 1997, the Company decided to divest of payroll and data processing operations. On March 31, 1998, effective as of April 1, 1998, the Company sold its payroll processing operations. Safeguard reported a gain of $6.4 million after expenses and payments to third parties (See Note C to consolidated financial statements). The net assets of the data processing operations were sold at approximately net book value, effective January 1998. The net sales from discontinued operations were $2.9 million in 1998 and $11.9 million in 1997. The sales and related expenses of the operations were excluded from the determination of the Company's loss from continuing operations for the periods presented.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                   (continued)

COMPARISON OF THE YEAR ENDED DECEMBER 31, 1997 TO THE YEAR ENDED DECEMBER 31,
1996

NET SALES. Net sales from continuing operations by operating segment are as follows:


                                             Years Ended December 31,
                                               1997        1996
                                               ----        ----
               Net sales:
                    North America             $174,995   $176,370
                    Europe                      18,256     18,248
                                              --------   --------
                      Total                   $193,251   $194,618
                                              ========   ========

Net sales were $193.3 million in 1997 compared to $194.6 million in 1996, representing a decrease of 0.7%. This sales decline reflected a 8.1% decline in manual forms sales, partially offset by an 3.4% growth in computer forms. The decline in manual forms sales in 1997 was offset in part by a 3.2% average price increase. The increase in computer forms is in the laser forms component of the product line which continues to grow at a double digit rates (29.4% in 1997 and 32.9% in 1996) as customers move from standard pin fed forms to laser forms. The growth in the computer forms product line includes a 3.0% average price increase.

The Company's sales growth in 1997 has been influenced by several factors. The Company's computer hardware and software system conversion, initiated in the first quarter of 1997, delayed implementation of certain marketing programs intended to positively effect sales, and resulted in production delays and product quality concerns. In addition, a significant amount of communications with the Company's distributor network occurred during the second quarter of 1997 regarding proposed changes to the distribution channel: analysis indicates that the distributors' sales performance was adversely effected by these announcements. The distribution channel disruption was addressed promptly and during the second half of 1997 communication between the Company and its distribution channel were significantly improved. During the third quarter of 1997, as a result of the UPS strike, the Company and its distribution network was forced to focus its attention on customer delivery concerns instead of soliciting and manufacturing customer orders. Safeguard ships approximately 80% of its product via UPS.

GROSS PROFIT FROM CONTINUING OPERATIONS. Gross profit margin was 54.1% of net sales in 1997 compared to 56.5% in 1996. Gross profit is before selling and administrative expenses, including commission expense. The decline in margin is attributable to the change in the Company's product mix from manual forms to computer forms and sourced products as indicated in the table below.


                                             Years Ended December 31,
                                               1997        1996
                                               ----        ----

               Manual forms                    61.6%        65.7%
               Computer and laser forms        50.9         50.6
               Sourced products                38.9         40.7
                                               ----         ----
                      Total                    52.7%        55.3%
                                               ====         ====

Computer forms and sourced products, high growth product lines, carry greater material, direct labor and overhead costs (as a percentage of sales), resulting in a lower gross profit margin than for manual forms. Overhead costs have also increased in 1997 as a result of additional equipment costs in support of technological advances in the computer systems.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                  (continued)

SELLING EXPENSE. Selling expense are $77.6 million in 1997 compared to $80.4 million in 1996, representing 40.1% and 41.3% of net sales in each year. Commissions to independent distributors account for approximately 80% of the total selling costs and, as a percent of net sales has remained constant. The dollar decline in selling expenses is attributable to the postponement of certain marketing programs, partially offset by increased computer equipment costs.

GENERAL AND ADMINISTRATIVE. General and administrative expenses were $20.0 million in 1997 compared to $16.2 million in 1996, representing 10.3% and 8.3% of net sales in each year. The increase in costs is attributable to greater administrative costs associated with the system conversion and the impact of the UPS strike, partially off-set by legal and benefit cost reductions. In addition, 1996 includes a $0.7 million gain on the sale of a manufacturing facility in the United Kingdom.

GAIN ON SALE OF SUBSIDIARY. On December 2, 1997 the Company sold its investment in Safeguard Systems Europe Limited ("SSGB"), a wholly owned subsidiary of Safeguard. The proceeds of the sale were $8.8 million, net of costs associated with the sale, and resulted in a gain on the sale of $2.5 million. The operating results of SSGB, as more fully described in Note R, are included in the statement of operations through the date of sale. On December 2, 1997 the outstanding intercompany balance due to Safeguard by SSGB totaling $3.4 million was repaid in full. The proceeds from the sale were used to repay the outstanding overadvance under the Revolving Loan, and to fund operations.

OTHER INCOME - DISTRIBUTOR RECEIVABLES. Other income (cash received greater than carrying value of distributor receivables) was $1.8 million in 1997 compared to $2.1 million in 1996, representing 0.9% and 1.1% of net sales in each year. In connection with the Company's purchase price allocation for the acquisition of Safeguard as of December 31, 1986, the value assigned to distributor receivables associated with loans and advances previously made by Safeguard to facilitate purchase of account protection rights by distributors was $4.8 million, net of deferred interest income of approximately $7.8 million. This value was primarily based on the evaluation of an independent valuation firm of the distributor receivables which aggregated approximately $26.0 million as of December 31, 1986. Due to the effect of collection and distributor advance policies instituted in 1988, the net distributor receivables balance was reduce to zero by early 1992. Cash collection of this distributor receivable are expected to continue in amounts approximating $2.0 through the year 2000.

AMORTIZATION EXPENSE. Amortization expense was $19.3 million in 1997 and $19.1 million in 1996. The expense consists of the amortization of intangible assets including the customer list, excess purchase price over net assets acquired and deferred financing costs.

INTEREST EXPENSE. Interest expense was $14.8 million in 1997 and $14.1 million in 1996, including $14.8 million and $14.3 million, respectively, of cash interest payment. The increase in interest expense in 1997 is attributable to a rise in the Company's average outstanding borrowings.

INCOME TAX. The Company's provision for income tax is related to its operations in the United Kingdom. No tax liability was generated in the United States as a result of net losses from operations.

DISCONTINUED OPERATIONS. In the fourth quarter of 1997, the Company decided to divest of its payroll and data processing operations. In December, 1997, the Company was actively pursuing the sale of its payroll processing operations (See Note to Consolidated financial Statements) and entered into an agreement of sale to sell its data processing operations. The net sales from discontinued operations were $11,850,000 in 1997, $12,133,000 in 1996 and $10,519,000 in
1995. The sales and related expenses of the operations were excluded from the determination of the Company's loss from continuing operations for the periods presented.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                   (continued)

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary sources of liquidity are cash flows generated from operations, cash on hand, availability of long-term capital lease alternatives and borrowing capacity under the revolving loans. The Company's cash flow from operating activities is $3.3 million in 1998. As of December 31, 1998, the Company had $0.6 million in cash and cash equivalents, and $0.9 million in availability under revolving loans. At that date, the Company had a working capital deficiency of $2.1 million and a ratio of current assets to current liabilities of approximately 0.93:1.

The Company's ongoing liquidity requirements arise primarily from capital expenditures, working capital needs and debt service. The Company's capital expenditures in 1998 were $2.4 million in software, hardware and equipment purchases. These expenditures are funded through additional capital lease obligations and cash flow from operations.

As more fully described in the Notes to the Consolidated Financial Statements, on March 31, 1998 the Company sold its payroll processing operations. The net proceeds of $8.0 million, net of $3.3 million in payments to third parties, was used to reduce the Revolving Loan to $4.0 million and to repay an additional $1.3 million under the Term Loan. The remaining proceeds were used to reduce the outstanding borrowings under the Collaterialized Revolving Loan and reduce outstanding trade payables.

On September 2, 1998, the Company amended its Revolving and Term Loan Agreement. The amendment included an increase in the borrowings under the Term Loan by $4.6 million to $8.0 million, and a deferral of principal repayments on the Term Loan until September 1, 1999. The funds provided are being used to fund the network expansion endeavors and continuing operations. The Company has met all of its debt obligations and is not in default of any of its loan agreements. The Company continues to monitor its cash position and believes that sufficient funding alternatives exist to meet its current obligations as they come due.